November 20, 2006
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:Jim B. Rosenberg

Re:	Questcor Pharmaceuticals, Inc. File No. 001-14758 Summary of Teleconference on November 17, 2006
Ladies and Gentlemen:
     Questcor Pharmaceuticals, Inc. (the “Company”), in connection with the filing of a Form 10-K for the year ended December 31, 2005 filed with the SEC on March 30, 2006, hereby provides the following summary of the teleconference held on November 17, 2006 to clarify the facts and circumstances related to the Company’s response to the SEC dated October 31, 2006 pertaining to the Company’s accounting for its lease and sublease of a facility in Hayward, California.
Notes to Consolidated Financial Statements, page 53
11. Indemnifications, Commitments and Contingencies
Leases, page 66
     The Company clarified on the teleconference the following facts and circumstances related to the lease and sublease of the Hayward facility: (i) the Company’s decision to sublease the Hayward facility in 2000 was not associated with a restructuring, exit or disposal activity, (ii) the Company retained the ultimate obligation under the existing master lease when it subleased the Hayward facility in July 2000, (iii) the Company accounted for the lease and sublease of the Hayward facility in 2000 and 2001 in accordance with SFAS 13, paragraph 39(a), (iv) the Company evaluated in 2000, 2001, and 2005 whether there was a loss associated with the Hayward sublease, (v) the applicable accounting guidance for accounting for a loss on a sublease is FTB 79-15 and FIN 27, (vi) the Company determined that there was no loss associated with the Hayward sublease in 2000 and 2001 as the projected sublease income exceeded the lease cost of the Hayward facility, but that there was a loss associated with the Hayward sublease in 2005, and (vii) the Company’s accounting for the loss on the Hayward sublease that was recognized in 2005 was in accordance with FTB 79-15 and FIN 27.
     The Company will change its disclosure in future filings to delete its reference to SFAS 146 and instead reference FTB 79-15 and FIN 27 when referring to accounting guidance considered in recording losses associated with the Hayward sublease. The Company’s current disclosures will be supplemented in future filings to specifically include the indication that....”The Company retained the ultimate obligation under the master lease for the Hayward facility. The Company determined that there was no loss associated with the Hayward sublease when it initially subleased the space as the Company expected cash inflows from the sublease to exceed its rent cost over the term of the master lease. However, the Company reevaluated this in 2005 when the sublessee notified the Company that it would not be renewing the sublease beyond July 2006 and determined that the Company would not be able to recover its rent cost over the remaining term of the master lease. As a result, the Company recorded a loss on the Hayward sublease in the fourth quarter of 2005 in accordance with FIN 27: “Accounting for a Loss on a Sublease, an interpretation of FASB 13 and APB Opinion No. 30” and FTB 79-15 “Accounting for the Loss on a Sublease Not Involving the Disposal of a Segment”.”
Acknowledgement:
The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions regarding the responses set forth herein or require additional information, please contact me at (510) 400-0728.

Sincerely,
/s/ George Stuart
George Stuart
Vice President, Finance and Chief Financial Officer